Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 10, 2012

TO THE PROSPECTUS DATED JULY 12, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated July 12, 2012 as supplemented by Supplement No. 1, dated August 1, 2012, Supplement No. 2, dated August 13, 2012 and Supplement No. 3, dated September 4, 2012 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purposes of this Supplement is to disclose the appointment of Richard D. Kincaid as Chairman of the Board.

Appointment of Richard D. Kincaid as Chairman of the Board and Committee Changes

On September 7, 2012, our board of directors increased the size of the board of directors by one member and appointed Richard D. Kincaid to fill the vacancy. The board also appointed Mr. Kincaid to serve as Chairman of the Board. John A. Blumberg will no longer serve as Chairman of the Board but will remain a member of our board of directors. Mr. Kincaid is an employee of the Advisor and, therefore, is not independent of us. He and Mr. Blumberg are interested directors, while our other three directors are independent of us.

In connection with his appointment as a director and Chairman of the Board, Mr. Kincaid was also appointed to be a member of the board’s Audit Committee and Investment Committee. John P. Woodberry was also appointed to the board’s Investment Committee. Charles B. Duke remains the Chairman of the Audit Committee and Mr. Blumberg remains the Chairman of the Investment Committee.

Richard D. Kincaid, age 50, was a Trustee and the President of Equity Office Properties Trust from November 2002, and the Chief Executive Officer from April 2003, until Equity Office Properties Trust was acquired by the Blackstone Group in February 2007. From March 1997 until November 2002, Mr. Kincaid was Executive Vice President of Equity Office Properties Trust and was Chief Operating Officer from September 2001 until November 2002. He also was Chief Financial Officer of Equity Office Properties Trust from March 1997 until August 2002, and Senior Vice President from October 1996 until March 1997.

Prior to joining Equity Office Properties Trust in 1995, Mr. Kincaid was Senior Vice President of Finance for Equity Group Investments, Inc., where he oversaw debt financing activities for the public and private owners of real estate controlled by Mr. Samuel Zell. During his tenure at Equity Group Investments and Equity Office Properties Trust, Mr. Kincaid supervised more than $11 billion in financing transactions, including property level loans encumbering office buildings, apartments and retail properties, as well as unsecured debt, convertible debt securities and preferred stock. Prior to joining Equity Group Investments in 1990, Mr. Kincaid held positions with Barclays Bank PLC and The First National Bank of Chicago. Richard Kincaid is currently the President and Founder of the BeCause Foundation. The BeCause Foundation is a nonprofit corporation that heightens awareness about a number of complex social problems and promotes change through the power of film. Mr. Kincaid is also an active private investor in early stage companies. Mr. Kincaid is on the board of directors of Rayonier Inc. (NYSE: RYN), an international REIT that specializes in timber and specialty fibers. He also serves on the board of directors of Vail Resorts (NYSE: MTN), a mountain resort operator, and Strategic Hotels and Resorts (NYSE: BEE), an owner of upscale and luxury hotels in North America and Europe. He also serves on the board of directors of the Street Medicine Institute. Mr. Kincaid received his Master’s degree in Business Administration from the University of Texas, and his Bachelor’s degree from Wichita State University.

We believe that Mr. Kincaid’s qualifications to serve on our board of directors include his significant leadership experience as a Trustee, the President and the Chief Executive Officer of Equity Office Properties Trust and his director positions with other public companies. He also has demonstrated strategic insight with respect to large, growing real estate companies, as he developed the financial, technology and integration strategies for Equity Office Properties Trust during its tremendous growth, which included nearly $17 billion in acquisitions. We believe that his leadership and experience will be valuable additions to our board in connection with our new offering and our transition to a perpetual-life REIT.